Via Facsimile and U.S. Mail
Mail Stop 6010


October 21, 2005


Mr. John R. Potapchuk
Senior Vice President, Chief Financial Officer, Treasurer and
Secretary
(Principal Financial and Accounting Officer)
Gentiva Health Services, Inc.
3 Huntington Quadrangle, Suite 200S
Melville, NY 11747-4627

      Re:	Gentiva Health Services, Inc.
		Form 10-K for the Fiscal Year Ended January 2, 2005 Forms 10-Q for Fiscal Quarters Ended
      April 3, 2005 and July 3, 2005
		File No. 001-15669

Dear Mr. Potapchuk:

      We have reviewed your response dated September 26, 2005 to our comment letter dated August 24, 2005 and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


January 2, 2005 Form 10-K, filed March 17, 2005

Item 7. Management`s Discussion and Analysis of Financial Condition of Results of Operations
Liquidity and Capital Resources, page 26
1. Your responses to comments one and seven do not explain the underlying reasons for the significant decrease in total current liabilities in each period. Normally as a business grows, its need for working capital grows also. That is, current assets increase and current liabilities increase also. Please more fully explain why working capital would not increase in your business as the business grows. Current liabilities increased in fiscal 2003 and 2002. We continue to believe that the explanation of these material changes in your filings is not adequate, therefore; you should amend your filings to explain these material changes. Please also address the following in your revised disclosure which were not adequately explained in your response:
a. Explain why the level of worker`s compensation claims activity was lower. Demonstrate why this liability is not understated.
b. Explain why there are lower claims associated with capitated arrangements. Demonstrate why this liability is not understated.
c. More fully explain the nature of the Medicare liabilities. Demonstrate why this liability is not understated.
d. Explain why timing of payments of payroll taxes varied from historical payment timing.
2. You should consider disaggregating the line item "current liabilities" on your statement of cash flows. You report accounts receivable and prepaid expenses separately, but aggregate six current liability balance sheet line items into one line on the statement of cash flows.

Critical Accounting Policies and Estimates, pages 32 - 34
3. We have considered your response to comment two. We acknowledge that the estimating process is an ongoing one. What our comment requested relates to the specific estimates made for each reporting period being presented. Please refer to Release 33-8350 and disclose how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. We were aware that the amount of provision for doubtful accounts was disclosed, however, we can`t find the amounts, and where in the financial statements it is included, of all the other critical estimates. Accordingly, we reissue comment 2.


Forms 10-Q for Quarters Ended April 3, 2005 and July 3, 2005
4. With regard to comments three and four, we do not concur with your conclusion that the disclosure provided is adequate. Accordingly, we reissue those comments. We also do not concur that self-pay receivables are immaterial. Please expand the disclosure as necessary.

*    *    *    *

      As appropriate, please amend your January 2, 2005 Form 10-K and your Forms 10-Q for Fiscal Quarters Ended April 3, 2005 and July 3,
2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
      Senior Assistant Chief Accountant

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John R. Potapchuk
Gentiva Health Services, Inc.
October 21, 2005
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